FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Taseko Mines Limited (the "Company" or "Taseko")
12th Floor, 1040 West Georgia St.
Vancouver, BC V6E 4H1

Item 2 Date of Material Change

March 25, 2024

Item 3 News Release

The news release was issued and disseminated on March 25, 2024 on the System for Electronic Document Analysis and Retrieval (www.sedarplus.ca). A copy of the press release is attached hereto as Schedule A.

Item 4 Summary of Material Change

On March 25, 2024, Taseko announced that it has entered into a definitive agreement (the "Agreement") to acquire the remaining 12.5% interest in the Gibraltar Mine from Dowa Metals & Mining Co., Ltd. ("Dowa") and Furukawa Co., Ltd. ("Furukawa"). Pursuant to the terms of the Agreement, on March 25, 2024 Taseko acquired Dowa and Furukawa's shares in Cariboo Copper Corp. ("Cariboo"), and now owns 100% of the Cariboo shares and has an effective 100% interest in the Gibraltar Mine.

Item 5.1 Full Description of Material Change

On March 25, 2024, Taseko announced that it has entered into the Agreement to acquire an additional 12.5% interest in the Gibraltar Mine from Dowa and Furukawa. The Gibraltar Mine is operated through a joint venture which is owned 75% by Taseko's subsidiary Gibraltar Mines Ltd. and 25% by Cariboo. Pursuant to the terms of the Agreement, on March 25, 2024 Taseko acquired Dowa and Furukawa's shares in Cariboo, and now owns 100% of the Cariboo shares and has an effective 100% interest in the Gibraltar Mine.

The acquisition price consists of a minimum amount of $117 million payable over a period of ten years and potential contingent payments depending on copper prices and Gibraltar's cashflow. An initial $5 million payment was made to Dowa and Furukawa shortly following closing on March 25, 2024. The remaining cash consideration will be repayable in annual payments commencing in March 2026. The annual payments will be based on the average LME copper price of the previous calendar year, subject to an annual cap based on a percentage of cashflow from the Gibraltar Mine. At copper prices below US$4.00 per pound, the annual payment will be $5 million, increasing pro-rata to a maximum annual payment of $15.25 million at copper prices of US$5.00 per pound or higher. The annual payments also cannot exceed 6.25% of Gibraltar's annual cashflow for the 2025 to 2028 calendar years, and 10% of Gibraltar's cashflow for the 2029 to 2033 calendar years. Any outstanding balance on the minimum acquisition amount of $117 million will be repayable in a final balloon payment in March 2034.

Total consideration is capped at $142 million, limiting the contingent consideration to a maximum of $25 million. In addition, Taseko has the option to settle the full acquisition price at any time prior to 2029 by making total payments of $117 million.

The Company's minimum payment obligations are in the form of loans from Dowa and Furukawa to Cariboo. The loans are guaranteed by Taseko, and a portion of the loans are secured by Cariboo's 25% joint venture interest in the Gibraltar Mine. The loans contain minimum protective covenants including the requirement not to amend the joint venture agreement for the Gibraltar mine, or sell Cariboo's 25% interest in the joint venture.

Pursuant to the terms of the Agreement, upon closing of the acquisition Dowa and Furukawa's offtake rights were terminated such that Taseko now has full marketing rights for 100% of Gibraltar's concentrate offtake going forward.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following executive officer of the Company is knowledgeable about this report and the material change disclosed herein:

Bryce Hamming
Chief Financial Officer
778-373-4533

Item 9 Date of Report

April 4, 2024

SCHEDULE A TO THE MATERIAL CHANGE REPORT OF TASEKO MINES LIMITED

NEWS RELEASE DATED MARCH 25, 2024

TASEKO ACQUIRES 100% OF GIBRALTAR MINE

VANCOUVER, BC, March 25, 2024 /CNW/ - Taseko Mines Limited (TSX: TKO) (NYSE American: TGB) (LSE: TKO) ("Taseko" or the "Company") is pleased to announce that it has entered into a definitive agreement ("Agreement") to acquire the remaining 12.5% interest in the Gibraltar Mine from Dowa Metals & Mining Co., Ltd. ("Dowa") and Furukawa Co., Ltd. ("Furukawa"). Under the terms of the Agreement, Taseko will acquire Dowa and Furukawa's shares in Cariboo Copper Corp ("Cariboo") and will then own 100% of Cariboo shares and have an effective 100% interest in the Gibraltar Mine.

All amounts in this press release are stated in Canadian dollars (C$) unless otherwise specified.

The acquisition price consists of a minimum amount of $117 million payable over a period of ten years and potential contingent payments depending on copper prices and Gibraltar's cashflow. An initial $5 million will be paid to Dowa and Furukawa ($2.5 million each) shortly following closing and the remaining amounts will be settled with annual payments commencing in March 2026.

Stuart McDonald, President & CEO of Taseko, commented, "We are happy to once again own 100% of the Gibraltar mine, our foundational asset, which will continue to generate strong returns for the Company for many years to come. This acquisition provides 14% growth in our attributable copper production, and is immediately cashflow accretive as we advance construction at our Florence Copper Project.

We also receive additional offtake rights as the Cariboo offtake contract comes back to Taseko, providing potential cost savings and longer-term strategic benefits as we continue to develop our North American copper production profile."

"We have established a positive relationship with Dowa and Furukawa over the last 14 years. Given that both groups are reducing their copper smelting businesses and are exiting their copper mining investments, we've been able to structure this exit from our long-term partnership in a mutually beneficial manner," concluded Mr. McDonald.

Terms of the acquisition

An initial $5 million payment will be made to Dowa and Furukawa shortly following closing. The remaining cash consideration will be repayable in annual payments commencing in March 2026. The annual payments will be based on the average LME copper price of the previous calendar year, subject to an annual cap based on a percentage of cashflow from the Gibraltar Mine. At copper prices below US$4.00 per pound, the annual payment will be $5 million, increasing pro-rata to a maximum annual payment of $15.25 million at copper prices of US$5.00 per pound or higher. The annual payments also can not exceed 6.25% of Gibraltar's annual cashflow for the 2025 to 2028 calendar years, and 10% of Gibraltar's cashflow for the 2029 to 2033 calendar years. Any outstanding balance on the minimum acquisition amount of $117 million will be repayable in a final balloon payment in March 2034.

Total consideration is capped at $142 million, limiting the contingent consideration to a maximum of $25 million. In addition, Taseko has the option to settle the full acquisition price at any time prior to 2029 by making total payments of $117 million.

The Company's minimum payment obligations are in the form of loans from Dowa and Furukawa to Cariboo. The loans are guaranteed by Taseko, and a portion of the loans are secured by Cariboo's 25% joint venture interest in the Gibraltar Mine. The loans contain minimum protective covenants including the requirement not to amend the joint venture agreement for the Gibraltar mine, or sell Cariboo's 25% interest in the joint venture.

Under the Cariboo offtake arrangements entered into in 2010, Dowa and Furukawa were entitled to receive 30% of Gibraltar's copper concentrate offtake for the life of mine, at benchmark terms. Upon closing of this acquisition, the Cariboo offtake agreement will be terminated and Taseko will retain full marketing rights for 100% of Gibraltar's concentrate offtake going forward.

Stuart McDonald

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

• uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;

• changes in general economic conditions, the financial markets, inflation and interest rates and in the demand and market price for our input costs, such as diesel fuel, reagents, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

• inherent risks associated with mining operations, including our current mining operations at Gibraltar, and their potential impact on our ability to achieve our production estimates;

• uncertainties as to our ability to control our operating costs, including inflationary cost pressures at Gibraltar without impacting our planned copper production;

• uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;

• the risk that we may not be able to expand or replace reserves as our existing mineral reserves are mined;

• our ability to comply with the extensive governmental regulation to which our business is subject;

• uncertainties related to First Nations claims and consultation issues;

• our reliance on rail transportation and port terminals for shipping our copper concentrate production from Gibraltar;

• uncertainties related to unexpected judicial or regulatory proceedings;

• changes in, and the effects of, the laws, regulations and government policies affecting our mining operations and mine closure and bonding requirements;

• our dependence solely on our interest in Gibraltar (as defined below) for revenues and operating cashflows;

• our ability to collect payments from customers, extend existing concentrate off-take agreements or enter into new agreements;

• environmental issues and liabilities associated with mining including processing and stock piling ore;

• labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mine, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mine;

• environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to forest fires, flooding, drought, or other natural events in the vicinity of our operations;

• litigation risks and the inherent uncertainty of litigation;

• our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;

• our ability to meet the financial reclamation security requirements for the Gibraltar mine;

• the capital intensive nature of our business both to sustain current mining operations;

• our reliance upon key management and operating personnel;

• the competitive environment in which we operate;

• the effects of forward selling instruments to protect against fluctuations in copper prices, foreign exchange, interest rates or input costs such as fuel;

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedarplus.ca, including the "Risk Factors" included in our Annual Information Form.